Exhibit 99.1

Neptune creates two new roles to support its expansion

Appoints veteran VP Operations
Hires high profile cannabis sommelier

LAVAL, QC, Aug. 22, 2019 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT) is pleased to announce two new additions to its team to support the company's rapid growth. Neptune has appointed Stephen Lijoi, as Vice-President Operations and Jose Dominguez as Cannabis Sommelier and Formulation Specialist.

Stephen Lijoi will oversee all of Neptune's extraction, manufacturing and packaging operations at the company's two facilities, Sherbrooke, Quebec and Conover, North Carolina. Mr. Lijoi has close to 30 years of experience in quality assurance and overseeing all aspects of pharmaceutical and nutritional supplement manufacturing operations. His wide-ranging experience includes positions with global companies, supervising over 1000 employees, managing rapid capacity expansions and holding responsibilities with several manufacturing facilities in various countries. He has also been involved with comprehensive cGMP and FDA regulatory programs and standards.

"We are pleased to have Stephen join us at this stage of our expansion as we anticipate rapidly ramping up our processing capabilities at the Sherbrooke facility and the SugarLeaf facility in North Carolina. Considering his experience and achievements, we have full confidence in his ability to support Neptune's vision of quality, safety and operational excellence," said Michael Cammarata, Neptune's CEO.

Jose Dominguez will start in September in a newly created position of Cannabis Sommelier and Formulation Specialist. Jose will play an instrumental role in creating, designing and formulating vape pens for Neptune. In addition to these efforts, Jose will also assist in producing several additional products, which include tinctures, topicals and beverages.

"Jose significantly increases our formulation capabilities for various product forms, especially in the vape pens category, which is expected to grow rapidly in the next few years," added Mr. Cammarata. "Jose is a fixture in the Canadian cannabis landscape, and coupling his experience with our work at Neptune, we are confident in his ability to bring wholly-owned, unique sought-after products to the cannabis space for our customers."

Jose has earned more than 40 individual cannabis awards during his career including first-place awards for CBD flower, sativa flower, hybrid flower and solvent-less hash, which he won at the 2016 Lift Cannabis Cup in Vancouver. In the same year, Highway Magazine named Jose as Canada's cannabis champion following his success at the Karma Elite Medical Marijuana Cup in 2016 with a first-place win for sativa flower and CBD flower.

About Neptune Wellness Solutions Inc.
Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. Neptune's wholly owned subsidiary, 9354-7537 Quebec Inc., is licensed by Health Canada to process cannabis at its 50,000-square-foot facility located in Sherbrooke, Quebec. Neptune brings decades of experience in the natural products sector to the legal cannabis industry. Leveraging its scientific and technological expertise, Neptune focuses on the development of value-added and differentiated products for the Canadian and global cannabis markets. Neptune's activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and of a variety of marine and seed oils. The Company's head office is located in Laval, Quebec.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Investor Information: Pierre Boucher, MaisonBrison, 1.514.731.0000, pierre@maisonbrison.com; Media Request: Sabrina Di Blasio, Neptune Wellness Solutions, 514.258.8183, s.diblasio@neptunecorp.com

CO: Neptune Wellness Solutions Inc.

CNW 06:30e 22-AUG-19